

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

Via E-Mail
João Vale de Almeida
Head of Delegation of the
European Union to the United States
2175 K Street, N.W.
Washington, DC 20037-1831

> **Re: European Investment Bank**
> **Registration Statement under Schedule B**
> **Filed August 13, 2014**
> **File No. 333-198097**
>
> **Form 18-K for Fiscal Year Ended December 31, 2013, as amended**
> **Filed April 30, 2014, as amended July 31, 20014**
> **File No. 001-05001**

Dear Mr. Vale de Almeida:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1. In future filings, please disclose any material recent economic and political developments or events that affected or are reasonably likely to affect the EIB's financial condition or results of operations. For example, please consider providing disclosure about the risks related to weak economic growth, declining revenues for the EIB, the reasons behind the EIB's increase in risk-taking in certain areas, uncertainty regarding demand for credit, the

concentration of loans for projects in EU countries that have experienced significant economic difficulties, the sovereign debt held by the EIB and EU economic sanctions against Russia.

2. The EIB presents its financial statements under EUGAAP, as defined in the Form 18-K, and IFRS as adopted by the European Union. In future filings, please consider including a narrative discussion of the financial statements as presented under IFRS in addition to the EUGAAP discussion. In the alternative, consider including disclosure that indicates that the financial statements have been prepared under IFRS and EUGAAP and provide a narrative discussion of the significant differences between information presented under EUGAAP and IFRS.

Legal Opinions, page 30

3. It does not appear that you have filed with the Schedule B or in connection with the debt takedowns executed legal opinions from U.S. counsel and from the EIB. Please advise us whether this is consistent with Staff Legal Bulletin 19 (October 14, 2011). Similarly, we note the filing of counsel's consent in Exhibit H. Please file a separate tax opinion as an exhibit to the registration statement to confirm that the disclosure in the Schedule B is counsel's tax opinion.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Philip J. Boeckman.
        Cravath, Swaine & Moore LLP